

December 1, 2023

Mike Morrison
Chief Financial Officer
NCS Multistage Holdings, Inc.
19350 State Highway 249
Suite 600
Houston, TX 77070

> **Re: NCS Multistage Holdings, Inc.**
> **Form 10-K for the Fiscal Year ended December 31, 2022**
> **Filed March 7, 2023**
> **File No. 001-38071**

Dear Mike Morrison:

We have reviewed your filing and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2022

Management's Discussion and Analysis
Results of Operations, page 41

1. We note your disclosures in the second and fifth paragraphs on page 40 explaining that competition amongst oilfield services companies has increased as E&P companies are increasingly focused on operational efficiencies and lowering costs, which has limited your pricing power, while further clarifying that you lower the prices of your products and services in order to compete in certain markets.

   However, in describing the changes in revenues on pages 41 and 42 you indicate the increase in 2022 "...largely resulted from higher drilling and completion activity," and more specifically, reflects higher product sales and services volumes in Canada and the United States, and higher service volumes internationally offset by lower product sales internationally, without indicating the change associated with changes in prices.

Please address the requirement in Item 303(b) of Regulation S-K, regarding material changes in one or more line items, including material changes within a line item that offset one another, to describe the underlying reasons for the material changes in quantitative and qualitative terms; and the requirement in Item 303(b)(2)(iii) of Regulation S-K, to disclose the extent to which material changes in revenues are attributable to changes in prices or to changes in the volume or the amount of goods or services being sold, or to the introduction of new products or services.

Please also clarify how the volumetric activity underlying your present disclosures had been assessed and expand your disclosures to include quantification of the volumes of products and services sold in each period.

Adjusted EBITDA and Adjusted EBITDA Less Share-Based Compensation, page 43

2.      We note that your measure of Adjusted EBITDA excludes costs of professional services related to financings, legal proceedings and the evaluation of potential acquisitions, which you assert "...are not reflective of [your] ongoing operating performance."

However, as these appear to be normal, recurring cash operating expenses that are necessary to operate the business, tell us how you considered the the guidance in the answer to Question 100.01 of our non-GAAP Compliance & Disclosure Interpretations, in compiling and disclosing Adjusted EBITDA as a measure of performance.

For example, explain to us why you would not need to discuss and analyze the excluded professional fees along with your disclosure of the non-GAAP measure, to clarify (i) the utility and necessity of the costs in supporting your ongoing operations, and (ii) the limitations of the non-GAAP measure in assessing your operating performance.

Financial Statements
Report of Independent Registered Public Accounting Firm, page 50

3.      Please ask your auditor to clarify or reconcile between the reference made in the first sentence of the audit report to a singular period in describing the financial statements that were subject to audit (i.e. "the period ended December 31, 2022"), and the multiple periods referenced in expressing an opinion in the second sentence of the audit report.

Note 17 - Segment and Geographic Information, page 75

4.      Given the various product and service offerings described on pages 6 and 7, please address the requirement to separately report the amounts of revenues from external customers for each product and service, or each group of similar products and services, in FASB ASC 280-10-50-40, and clarify your rationale for any aggregation of revenues based on the similarity of the products or services.

For example, identify the particular products and services for which aggregated revenue information has been or would be disclosed and describe the particular economic and functional attributes or characteristics that you considered and assessed in formulating a view on similarity in fulfilling this disclosure requirement.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Mark Wojciechowski at 202-551-3759 or Karl Hiller at 202-551-3686 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation